

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 7, 2016

Claudia S. San Pedro
Chief Financial Officer
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

>   **Re: Sonic Corp**
>   **Form 10-K for Fiscal Year Ended August 31, 2015**
>   **Filed October 23, 2015**
>   **File No. 000-18859**

Dear Ms. San Pedro:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2015

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations
Franchise Information, page 22

1.   We note your disclosure regarding the increase in Franchise Drive-Ins revenues driven by a "license conversion" which increased royalty rates to 900 Franchise Drive-Ins. Please revise your disclosure in future filings to provide additional context to events that impact your results, and what the impact would be on future periods, to the extent that information is available. For example, please revise your future filings to provide additional detail relating to the license conversion, and what, if any, impact the license conversion will have on royalty rates and royalty revenues in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Claudia S. San Pedro
Sonic Corp.
March 7, 2016
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Theresa Messinese at 202-551-3307 if you have questions regarding the comment on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure